June 17, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	New York Mortgage Trust, Inc. Registration Statement on Form S-4 Filed May 28, 2021 File No. 333-256588

Ladies and Gentlemen:

On behalf of New York Mortgage Trust, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Washington, D.C. time, on June 21, 2021, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Securities and Exchange Commission

June 17, 2021

Very truly yours, NEW YORK MORTGAGE TRUST, INC.

By:	/s/ Kristine R. Nario-Eng
Name:	Kristine R. Nario-Eng
Title:	Chief Financial Officer

cc:         Christopher C. Green, Vinson & Elkins L.L.P.